Filed by Oi S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Oi S.A.

Commission File No.: 001-15256

Subject Company: Portugal Telecom SGPS S.A.

Commission File No.: 001-13758

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY OI S.A. RELATING TO (1) THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) BETWEEN TELEMAR PARTICIPAÇÕES S.A. (“TMARPART”) AND OI S.A. (“OI”), AND (2) THE PROPOSED MERGER (INCORPORAÇÃO) OF PORTUGAL TELECOM, SGPS, S.A. (“PORTUGAL TELECOM”) WITH AND INTO TMARPART.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Material Fact, dated July 28, 2014 (English translation).

Exhibit 1

Oi S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.30029520-8 Publicly-Held Company	Telemar Participações S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.107.946/0001-87 Board of Trade (NIRE) No. 3.33.0016601-7 Publicly-Held Company

MATERIAL FACT

Terms of the Exchange of Credits for Shares of Oi/TmarPart

and the Option for the Purchase of Shares in Treasury

to be Submitted to the Governing Bodies of the Companies

Continuation of the Final Stages of the Corporate Reorganization

Oi S.A. (“Oi,” Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C) and Telemar Participações S.A., (“TmarPart”) in compliance with art. 157, §4 of Law No. 6,404/76 (the “Brazilian Corporation Law”) and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) Instruction No. 358/02, in addition to the Material Fact dated July 15, 2014, notifies their shareholders and the market in general of the following regarding the terms of the agreements that may be entered into between Oi, TmarPart and Portugal Telecom SGPS S.A. (“PT SGPS”) in relation to the financial investments in commercial paper of Rio Forte Investments, S.A. (the “Commercial Paper”).

On this date, Oi and PT SGPS determined the terms that will be included in the definitive agreements and that will be submitted to the Board of Directors of Oi and the shareholders’ meeting of PT SGPS for approval, which, once such approval has been obtained, will be entered into by PT SGPS and the companies that became subsidiaries of Oi as a result of the transfer of PT SGPS assets on May 5, 2014, that is, PT International Finance B.V. (“PT Finance”) and PT Portugal SGPS, S.A. (“PT Portugal” and, together with PT Finance, the “Oi Subsidiaries”), as well as Oi and TmarPart and will establish the terms and conditions that may govern the transactions agreed upon by Oi and PT SGPS in connection with the financial investments in the Commercial Paper (the “Definitive Agreements”).

The Definitive Agreements provide for: (i) an exchange whereby the Oi Subsidiaries will transfer to PT SGPS the Commercial Paper, and in exchange PT SGPS will transfer to the Oi Subsidiaries common and preferred shares of Oi (or of TmarPart, in the event that the exchange occurs after the merger of shares of Oi into TmarPart (the “Merger of Shares”)); and (ii) the granting by the Oi Subsidiaries to PT SGPS of a call option to repurchase shares of Oi.

Main terms of the Exchange Agreement and Other Covenants (the “Exchange Agreement”)

The Oi Subsidiaries and PT SGPS will conduct an exchange whereby PT SGPS will transfer to the Oi Subsidiaries unencumbered shares of Oi corresponding to 474,348,720 Oi common shares and 948,697,440 Oi preferred shares (the “Exchanged Shares”); and Oi, as compensation, will transfer the Commercial Paper to PT SGPS, in the total principal amount of €897 million, with no additional consideration (the “Exchange”).

Because this transaction involves shares that will be placed in Oi’s treasury, the implementation of the Exchange is subject to CVM authorization of (a) the receipt of the Exchanged Shares by the Oi Subsidiaries; (b) the maintenance of Oi shares (and, after the Merger of Shares, of TmarPart shares) in treasury, in an amount equal to the maximum number of Exchanged Shares; and (c) the granting of the call option by the Oi Subsidiaries to PT SGPS, in an amount equal to the maximum number of Exchanged Shares.

The Exchange, which includes the transfer of the Exchanged Shares to the Oi Subsidiaries and the transfer of the Commercial Paper to PT SGPS, shall be concluded in up to three business days after the date of CVM approval. In accordance with the Definitive Agreements, in the event that the Exchange is not approved by March 31, 2015, none of the parties will be obligated to consummate the Exchange.

Main terms of the Call Option for the Purchase of Shares (“Option Contract”)

Pursuant to the Option Contract, the Oi Subsidiaries will grant to PT SGPS an option (the “Option”) to acquire 474,348,720 common shares and 948,697,440 preferred shares of Oi (or the corresponding number of shares of TmarPart after the Merger of Shares (the “Shares Subject to the Option”)).

The Option may be exercised, in whole or in part, at any time, pursuant to the following terms and conditions:

(i) Term: Six years, it being noted that PT SGPS’s right to exercise the Option on the Shares Subject to the Option will be reduced by the percentages indicated below:

Date of Reduction	% of Shares Subject to the Option that cease to the subject to the Option each year
From the 1st anniversary of the Closing Date	10%
From the 2nd anniversary of the Closing Date	18%
From the 3rd anniversary of the Closing Date	18%
From the 4th anniversary of the Closing Date	18%
From the 5th anniversary of the Closing Date	18%
From the 6th anniversary of the Closing Date	18%

(ii) Exercise Price: R$1.8529 per preferred share and R$2.0104 per common share of Oi (and, as the case may be, R$2.0104 per common share of TmarPart), as adjusted by the Interbank Certificate of Deposit (Certificado de Depósito Interbancário) rate, (the “CDI rate”), plus 1.5% per annum, calculated pro rata temporis, from the date of the Exchange to the date of the effective payment of each exercise price, in whole or in part, of the Option. The exercise price of the Option shall be paid in cash on the date of the transfer of the Shares Subject to the Option.

Neither Oi nor TmarPart is required to maintain the Exchanged Shares in treasury. In the event that PT Portugal, PT Finance and/or any of Oi’s subsidiaries do not hold, in treasury, a sufficient number of Shares Subject to the Option to transfer to PT SGPS, the Option may be financially settled through payment by the Oi Subsidiaries of the amount corresponding to the difference between the market price of the Shares Subject to the Option and the respective exercise price corresponding to these shares.

Whenever the Option is exercised, PT SGPS will undertake its best efforts to integrate the shareholder bases of PT SGPS and TmarPart in the shortest time possible.

While the Option is effective, PT SGPS may not purchase shares of Oi or TmarPart, directly or indirectly, in any manner other than by exercising the Option. PT SGPS may not transfer or assign the Option, nor grant any rights under the Option, including security, without the consent of Oi. If PT SGPS issues, directly or indirectly, derivatives that are backed by or referenced to Oi or TmarPart shares, it shall immediately use the proceeds derived from such a derivative transaction, directly or indirectly, to acquire the Shares Subject to the Option.

Oi may terminate the Option if (i) the Bylaws of PT SGPS are amended voluntarily to remove or amend the provision that limits the voting right to 10% of all votes corresponding to the capital stock of PT SGPS; (ii) PT SGPS directly or indirectly engages in activities that compete with the activities of Oi or its subsidiaries in the countries in which they operate; (iii) PT SGPS violates certain obligations under the Option Contract.

The Option shall only become effective and in full effect after the consummation of the Exchange and will terminate automatically if the Exchange is not consummated by March 31, 2015.

Other information regarding the Transaction, corporate approval and business combination of Oi and Portugal Telecom

The terms and conditions of the Exchange Agreement and the Option Contract were agreed upon by the Board of Executive Officers of Oi and the Board of Directors of PT SGPS and approved on this date by the Board of Directors of PT SGPS. The execution of the Definitive Agreements and the consummation of the Exchange and the Option described above are subject to certain conditions, including, among others, corporate approvals, approval by the Board of Directors of Oi and by the shareholders’ meeting of PT SGPS.

The following will be submitted for approval by a prior meeting of the shareholders of TmarPart and by the Board of Directors of TmarPart and PT SGPS: (i) the amendment of the bylaws of TmarPart to include a limitation of a maximum 7.5% of the voting rights (I) of PT SGPS, and (II) of any shareholder that, as a result of the distribution of shares of TmarPart by PT SGPS to its shareholders, results in a shareholding greater than 15% of the shares representing the total capital stock of TmarPart, excluding the shares of TmarPart previously held or that will be acquired by other means; (ii) the amendment of the terms and other provisions of the amendments to the shareholders’ agreements, of the provisional commitment to vote and the terms of termination of the shareholders’ agreements; each of which agreements were executed on February 19, 2014.

Other than the limitation on voting described above, the TmarPart bylaws will not contain any other limitations on shareholders’ voting rights that are applicable due to their shareholding position in TmarPart.

The parties intend to develop a new structure to integrate the shareholder bases of PT SGPS and TmarPart, and the first Board of Directors of TmarPart elected in preparation for its migration to the Novo Mercado segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA) shall consist of: Antônio Gomes Mota, Fernando Magalhães Portella, Fernando Marques dos Santos, Paulo José Lopes Varela, José Mauro Mettrau Carneiro da Cunha, Rafael Luís Mora Funes, Renato Torres de Faria, Rui Horta e Costa, Sérgio Franklin Quintella, Thomas C. Azevedo Reichenheim and Vitor da Conceição Gonçalves.

Other information

Oi reiterates that the Definitive Agreements, when executed, will enable the continued implementation of the business combination and the merging of the shareholder bases of Oi and PT SGPS in order to migrate TmarPart to the Novo Mercado segment of the BM&FBOVESPA, with the highest standards of corporate governance, increase in liquidity, with dispersed ownership in the market and the acceleration of synergies created by the transaction.

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Oi will keep its shareholders and the market informed of any material subsequent events related to the topics discussed in this Material Fact.

Rio de Janeiro, July 28, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

Telemar Participações S.A.

Fernando Magalhães Portella

Investor Relations Officer

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to (1) the proposed merger of shares (incorporação de ações) between TmarPart and Oi, and (2) the proposed merger (incorporação) of Portugal Telecom with and into TmarPart.

In connection with the proposed merger of shares between TmarPart and Oi and the proposed merger of Portugal Telecom with and into TmarPart, TmarPart plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and Portugal Telecom (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding the proposed merger of shares and proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed merger of shares and proposed merger.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from TmarPart, Oi or Portugal Telecom.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of TmarPart, Oi or Portugal Telecom, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “targets,” “goal” and similar expressions, as they relate to TmarPart, Oi or Portugal Telecom, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management TmarPart, Oi or Portugal Telecom and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to TmarPart, Oi, Portugal Telecom or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions,

TmarPart, Oi, Portugal Telecom and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures TmarPart, Oi or Portugal Telecom make on related subjects in reports and communications TmarPart, Oi or Portugal Telecom file with the SEC.